+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

August 27, 2021

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

On Holding AG

Pfingstweidstrasse 106

8005 Zürich

Switzerland

Telephone: +41 44 225 15 55

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND ELECTRONIC DELIVERY

Pursuant to Rule 83 by On Holding AG

RE:	On Holding AG

Registration Statement on Form F-1

File No. 333-258998

CIK No. 0001858985

Ms. Mindy Hooker

Mr. Kevin Stertzel

Mr. Thomas Jones

Mr. Perry Hindin

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, On Holding AG, a Swiss Corporation (the “Company”), we are submitting this letter and accompanying materials on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form F-1 (the “Registration Statement”).

We hereby advise the Staff that based on information currently available and current market conditions, the Company intends to offer its Class A ordinary shares utilizing a price range where the low end of the range will not be lower than $[***] per Class A ordinary share and where the high end of the range will not be higher than $[***] per Class A ordinary share (the “Indicative Price Range”), in each case after giving effect to the Share Capital Reorganization (as defined in the Registration Statement).

CONFIDENTIAL TREATMENT REQUESTED BY ON HOLDING AG

The anticipated price range and offering size remain subject to change. However, the Company believes that the Indicative Price Range will not be subject to significant change and that the bona fide price range included in the preliminary prospectus will be within the Indicative Price Range. The Company will include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Should any questions arise, please do not hesitate to contact me at (212) 450-4135 or deanna.kirkpatrick@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

cc:	David Allemann, Founder and Executive Co-Chairman

Michael Kaplan, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

cc w/o redactions:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission, Operations Center
100 F Street, North East
Mail Stop 2736
Washington, D.C. 20549

CONFIDENTIAL TREATMENT REQUESTED BY ON HOLDING AG

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